Exhibit 99.6

James Hardie Industries N.V.

and

Subsidiaries

Financial Report

30 June 2003

INDEX

		Page

Item 1.	Financial Statements
	Consolidated Balance Sheets as of 30 June 2003 and 31 March 2003	1
	Consolidated Statements of Income for the Three Months Ended 30 June 2003 and 2002	2
	Consolidated Statements of Cash Flows for the Three Months Ended 30 June 2003 and 2002	4
	Consolidated Statement of Changes in Shareholders’ Equity for the Three Months	6
	Ended 30 June 2003
	Notes to Consolidated Financial Statements	7
Item 2.	Quantitative and Qualitative Disclosures About Market Risk	12

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US dollars)		(Millions of Australian dollars)

	30 June	31 March	30 June		31 March
	2003	2003	2003		2003

ASSETS	(Unaudited)		(Unaudited)		(Unaudited)
Current assets:
Cash and cash equivalents	$70.6	$54.6	A$	105.8	A$	90.4
Accounts and notes receivable, net of allowance for doubtful accounts of $1.2 million (A$1.8 million) and $1.0 million (A$1.7 million) as of 30 June 2003 and 31 March 2003, respectively	96.1	87.8		144.0		145.4
Inventories	73.4	74.0		110.0		122.5
Refundable income taxes	15.7	20.4		23.5		33.8
Prepaid expenses and other current assets	10.5	6.6		15.7		10.9
Deferred tax assets	28.5	23.0		42.7		38.1
Current assets — discontinued operations	—	5.4		—		8.9

Total current assets	294.8	271.8		441.7		450.0
Long-term receivables	3.7	3.7		5.5		6.1
Investments	6.0	6.0		9.0		9.9
Property, plant and equipment, net	540.1	520.0		809.1		861.1
Intangible assets, net	3.4	3.4		5.1		5.6
Deferred tax assets	24.7	21.4		37.0		35.4
Non-current assets — discontinued operations	—	1.3		—		2.2

Total assets	$872.7	$827.6	A$	1,307.4	A$	1,370.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$72.1	$74.0	A$	108.0	A$	122.5
Short-term debt	9.5	8.8		14.2		14.6
Dividends payable	11.4	—		17.1		—
Accrued payroll and employee benefits	25.5	31.6		38.2		52.3
Accrued product warranties	7.4	7.3		11.1		12.1
Income taxes payable	20.3	7.7		30.4		12.8
Other liabilities	5.2	4.9		7.8		8.1
Current liabilities — discontinued operations	—	2.3		—		3.8

Total current liabilities	151.4	136.6		226.8		226.2
Long-term debt	165.0	165.0		247.2		273.2
Deferred income taxes	68.0	65.5		101.9		108.5
Accrued product warranties	6.5	7.5		9.7		12.4
Other liabilities	13.7	18.3		20.5		30.3

Total liabilities	404.6	392.9	A$	606.1	A$	650.6

Commitments and contingencies (Note 7)	—	—		—		—
Shareholders’ equity:
Common stock, 2.0 billion shares authorized; Euro 0.64 par value, 457,712,777 shares issued and outstanding at 30 June 2003 and Euro 0.64 par value, 457,514,598 shares issued and outstanding at 31 March 2003	269.9	269.7
Additional paid-in capital	172.4	171.3
Retained earnings	67.7	44.4
Employee loans	(4.3)	(4.4)
Accumulated other comprehensive loss	(37.6)	(46.3)

Total shareholders’ equity	468.1	434.7

Total liabilities and shareholders’ equity	$872.7	$827.6

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2003	2002

Net sales	$241.5	$194.6
Cost of goods sold	(152.2)	(126.1)

Gross profit	89.3	68.5
Selling, general and administrative expenses	(36.2)	(30.1)
Research and development expenses	(4.8)	(3.3)

Operating income	48.3	35.1
Interest expense	(2.5)	(4.0)
Interest income	0.2	1.1
Other income	—	0.3

Income from continuing operations before income taxes	46.0	32.5
Income tax expense	(13.1)	(10.1)

Income from continuing operations	32.9	22.4

Discontinued operations:
Income from discontinued operations, net of income tax expense of $0.1 million and $0.9 million for the three months ended 30 June 2003 and 2002, respectively	0.2	1.7
Gain on disposal of discontinued operations, net of income tax benefit (expense) of $0.1 million and ($29.4) million for the three months ended 30 June 2003 and 2002, respectively	1.6	51.8

Income from discontinued operations	1.8	53.5

Net income	$34.7	$75.9

Income per share — basic:
Income from continuing operations	$0.07	$0.05
Income from discontinued operations	0.01	0.12

Net income per share — basic	$0.08	$0.17

Income per share — diluted:
Income from continuing operations	$0.07	$0.05
Income from discontinued operations	0.01	0.12

Net income per share — diluted	$0.08	$0.17

Weighted average common shares outstanding (in millions):
Basic	457.6	455.8
Diluted	460.4	458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months
	Ended 30 June
(Millions of Australian dollars, except per share data)	2003		2002

Net sales	A$	376.9	A$	353.0
Cost of goods sold		(237.6)		(228.7)

Gross profit		139.3		124.3
Selling, general and administrative expenses		(56.5)		(54.7)
Research and development expenses		(7.5)		(6.0)

Operating income		75.3		63.6
Interest expense		(3.9)		(7.3)
Interest income		0.3		2.0
Other income		—		0.5

Income from continuing operations before income taxes		71.7		58.8
Income tax expense		(20.4)		(18.3)

Income from continuing operations		51.3		40.5

Discontinued operations:
Income from discontinued operations, net of income tax expense of A$0.2 million and A$1.6 million for the three months ended 30 June 2003 and 2002, respectively		0.3		3.0
Gain on disposal of discontinued operations, net of income tax benefit of A$0.2 million and A$(53.3) million for three months ended 30 June 2003 and 2002, respectively		2.5		94.0

Income from discontinued operations		2.8		97.0

Net income	A$	54.1	A$	137.5

Income per share — basic:
Income from continuing operations	A$	0.11	A$	0.09
Income from discontinued operations		0.01		0.21

Net income per share — basic	A$	0.12	A$	0.30

Income per share — diluted:
Income from continuing operations	A$	0.11	A$	0.09
Income from discontinued operations		0.01		0.21

Net income per share — diluted	A$	0.12	A$	0.30

Weighted average common shares outstanding (in millions):
Basic		457.6		455.8
Diluted		460.4		458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months
	ended 30 June
(Millions of US dollars)	2003	2002

Cash flows from operating activities:
Net income	$34.7	$75.9
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(1.8)	(51.3)
Depreciation and amortisation	7.4	8.1
Deferred income taxes	(6.1)	(1.4)
Prepaid pension cost	—	(0.1)
Stock compensation	0.6	—
Other	—	1.0
Changes in operating assets and liabilities:
Accounts receivable	(4.0)	(12.7)
Prepaids and other current assets	1.0	(1.1)
Inventories	2.4	13.2
Accounts payable	(4.3)	1.7
Accrued liabilities and other liabilities	1.1	1.8

Net cash provided by operating activities	31.0	35.1

Cash flows from investing activities:
Purchases of property, plant and equipment	(19.8)	(8.3)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	5.0	334.4
Collections on loans receivable	0.2	—

Net cash (used in) provided by investing activities	(14.6)	326.1

Cash flows from financing activities:
Proceeds from borrowings	1.0	11.5
Repayments of borrowings	—	(100.0)
Proceeds from issuance of shares	0.7	1.9

Net cash provided by (used in) financing activities	1.7	(86.6)

Effects of exchange rate changes on cash	(2.1)	1.6
Net increase in cash and cash equivalents	16.0	276.2
Cash and cash equivalents at beginning of period	54.6	31.1

Cash and cash equivalents at end of period	70.6	307.3

Components of cash and cash equivalents:
Cash at bank and on hand	52.8	14.8
Short-term deposits	17.8	292.5

Cash and cash equivalents at end of period	$70.6	$307.3

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months
	ended 30 June
(Millions of Australian dollars)	2003		2002

Cash flows from operating activities:
Net income	A$	54.1	A$	137.5
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses		(2.8)		(93.1)
Depreciation and amortisation		11.5		14.7
Deferred income taxes		(9.5)		(2.5)
Prepaid pension cost		—		(0.2)
Stock compensation		0.9		—
Other		—		1.8
Changes in operating assets and liabilities:
Accounts receivable		(6.2)		(23.0)
Prepaids and other current assets		1.6		(2.0)
Inventories		3.7		23.9
Accounts payable		(6.7)		3.1
Accrued liabilities and other liabilities		1.7		3.2

Net cash provided by operating activities		48.3		63.4

Cash flows from investing activities:
Purchases of property, plant and equipment		(30.9)		(15.1)
Proceeds from disposal of subsidiaries and businesses, net of cash invested		7.8		606.6
Collections on loans receivable		0.3		—

Net cash (used in) provided by investing activities		(22.8)		591.5

Cash flows from financing activities:
Proceeds from borrowings		1.6		20.9
Repayments of borrowings		—		(181.4)
Proceeds from issuance of shares		1.1		3.4

Net cash provided by (used in) financing activities		2.7		(157.1)

Effects of exchange rate changes on cash		(12.8)		(11.1)
Net increase in cash and cash equivalents		15.4		486.7
Cash and cash equivalents at beginning of period		90.4		58.5

Cash and cash equivalents at end of period		105.8		545.2

Components of cash and cash equivalents:
Cash at bank and on hand		79.1		26.3
Short-term deposits		26.7		518.9

Cash and cash equivalents at end of period	A$	105.8	A$	545.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

					Accumulated
					Other
		Additional			Comprehensive
	Common	Paid-in	Retained	Employee	Income
(Millions of US dollars)	Stock	Capital	Earnings	Loans	(Loss)	Total

Balances as of 31 March 2003	$269.7	$171.3	$44.4	$(4.4)	$(46.3)	$434.7
Comprehensive income:
Net income	—	—	34.7	—	—	34.7
Other comprehensive income:
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.3	0.3
Foreign currency translation gain	—	—	—	—	8.4	8.4

Other comprehensive income	—	—	—	—	8.7	8.7

Total comprehensive income						43.4
Dividends declared	—	—	(11.4)	—	—	(11.4)
Stock compensation	—	0.6	—	—	—	0.6
Employee loans repaid	—	—	—	0.1	—	0.1
Stock options exercised	0.2	0.5	—	—	—	0.7

Balances as of 30 June 2003	$269.9	$172.4	$67.7	$(4.3)	$(37.6)	$468.1

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.     Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of James Hardie Industries N.V. (“JHI NV”) and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie,” unless the context indicates otherwise indicates otherwise.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 30 June and 31 March 2003 and the results of operations and of cash flows for the three months ended 30 June 2003 and 2002. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2003. The results of operations for the three months ended 30 June 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2004.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 March	30 June
	2003	2003	2002

Assets and liabilities	1.6559	1.4981	n/a
Income statement	n/a	1.5608	1.8139
Cash flows — beginning cash	n/a	1.6559	1.8808
Cash flows — ending cash	n/a	1.4981	1.7743
Cash flows — current period movements	n/a	1.5608	1.8139

2.     Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months
	Ended 30 June
(Millions)	2003	2002

Basic common shares outstanding	457.6	455.8
Dilutive effect of stock options	2.8	2.4

Diluted common shares outstanding	460.4	458.2

Potential common shares of 3.9 million for the three months ended 30 June 2003 have been excluded from the calculation of diluted shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $0.6 million and $0.3 million for the three months ended 30 June 2003 and 2002, respectively.

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No.123”, the Company has elected to recognise stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all periods presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995. The table below sets forth the effect of the retroactive restatement of prior periods.

30 June
(Millions of US dollars, except per share amounts)	2002

Net income:
As previously reported	$75.9
As restated	$75.9
Net income per share — basic:
As previously reported	$0.17
As restated	$0.17
Net income per share — diluted:
As previously reported	$0.17
As restated	$0.17

The Company incurred stock-based compensation expense (included in selling, general and administrative expenses) of $0.6 million and $0.4 million for the three months ended 30 June 2003 and 2002, respectively.

Recent Accounting Pronouncements

Amendment of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement No.133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after 30 June 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

3.     Inventories

Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2003	2003

Finished goods	$50.8	$54.7
Work-in-process	6.2	4.5
Raw materials and supplies	18.1	16.2
Provision for obsolete finished goods and raw materials	(1.7)	(1.4)

Total inventories	$73.4	$74.0

4.     Discontinued Operations

Building Systems

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

Pipelines

During the quarter ended 30 June 2003, the company recorded a loss of $0.3 million, net of an income tax benefit of $0.1 million, related to its Pipelines business which was disposed of in September 1997. The loss consisted of additional Pipelines expenses incurred of $0.4 million.

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $81.2 million represented the excess of net proceeds from the sale of $334.2 million over the net book value of assets sold of $253.0 million. The sale resulted in an income tax expense of $29.4 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.8 million.

The following are the results of operations of discontinued businesses (in millions of US dollars):

	Three Months
	Ended 30 June

(Millions of US dollars)	2003	2002

Building Systems
Net sales	$2.9	$5.6
Income before income taxes	0.3	0.8
Income tax expense	(0.1)	(0.2)

Net income	0.2	0.6

Gypsum
Net sales	$—	$18.7
Income before income taxes	—	1.8
Income tax expense	—	(0.7)

Net income	—	1.1

Total
Net sales	$2.9	$24.3
Income before income taxes	0.3	2.6
Income tax expense	(0.1)	(0.9)

Net income	0.2	1.7

Gain on disposal, net of income taxes	1.6	51.8

Income from discontinued operations	$1.8	$53.5

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

5.     Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centres in Sydney, Australia and Fontana, United States. Other Fibre Cement includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre reinforced cement pipes in the United States, roofing operations in the United States and fibre cement operations in Europe. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers
	Three Months
	Ended 30 June

(Millions of US dollars)	2003	2002

USA Fibre Cement	$186.8	$152.5
Asia Pacific Fibre Cement	50.1	40.7
Other Fibre Cement	4.6	1.4

Worldwide total from continuing operations	$241.5	$194.6

	Income (Loss) from
	Continuing Operations
	Before Income Taxes
	Three Months
	Ended 30 June
(Millions of US dollars)	2003	2002

USA Fibre Cement	$54.1	$38.8
Asia Pacific Fibre Cement	8.6	7.5
Research and Development	(3.3)	(2.5)
Other Fibre Cement	(3.7)	(2.7)

Segments total	55.7	41.1
General Corporate	(7.4)	(6.0)

Total operating income	48.3	35.1
Net interest expense	(2.3)	(2.9)
Other income	—	0.3

Worldwide total from continuing operations	$46.0	$32.5

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2003	2003

USA Fibre Cement	$497.3	$492.2
Asia Pacific Fibre Cement	166.1	147.9
Other Fibre Cement	62.1	48.2

Segments total	725.5	688.3
General Corporate	147.2	132.6
Discontinued operations	—	6.7

Worldwide total	$872.7	$827.6

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Geographic Areas	Net Sales to Customers
	Three Months
	Ended 30 June
(Millions of US dollars)	2003	2002

United States	$189.0	$153.2
Australia	34.7	28.7
New Zealand	9.2	7.3
Other Countries	8.6	5.4

Worldwide total from continuing operations	$241.5	$194.6

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2003	2003

United States	$544.5	$528.3
Australia	102.5	87.7
New Zealand	25.0	20.6
Other Countries	54.0	51.7

Segments total	726.0	688.3
General Corporate	146.7	132.6
Discontinued operations	—	6.7

Worldwide total	$872.7	$827.6

6.     Accumulated Other Comprehensive Income (Loss)

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the accompanying consolidated balance sheets:

	30 June	31 March
(Millions of US dollars)	2003	2003

Net unrealised gain on available-for-sale securities	$0.1	$0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	2.5	2.2
Minimum pension liability adjustment	(7.7)	(7.7)
Accumulated foreign currency losses on translation of foreign subsidiaries	(27.6)	(36.0)

Total accumulated other comprehensive loss	$(37.6)	$(46.3)

7.     Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incident to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Item 2. Quantitative and Qualitative Disclosures About Market Risk

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” the term “NZ$” refers to New Zealand dollars and the term “PHP” refers to Philippine pesos.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our three months ended 30 June 2003, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other

				(1)
Net sales	78.2%	14.4%	3.8%	3.6%
Cost of goods sold	78.9%	13.9%	3.2%	4.0%
Expenses	67.0%	21.7%	4.8%	6.5%
Liabilities (excluding borrowings)	78.7%	15.5%	3.2%	2.6%

(1)	Comprised of Philippine Pesos, Euros and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 June 2003, there were no material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 June 2003 and 31 March 2003, 95% of our borrowings were fixed-rate and 5% variable-rate. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the three months ended 30 June 2003, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 June 2003, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 June 2003, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars.

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Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

Fixed rate debt	—	$17.6	$25.7	$27.1	$8.1	$86.5	$165.0	$200.7
Weighted-average interest rate	—	6.86%	6.92%	6.99%	7.05%	7.23%	7.09%
Variable rate debt	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

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Notes
1. This Financial Report forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Management’s Discussion and Analysis and a Results at a Glance document.

Disclaimer
This report contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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